UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

22nd CENTURY GROUP, INC.
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

90137F103
(CUSIP Number)

Henry Sicignano III 9350 Main Street Clarence, NY 14031 (716) 270-1523
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90137F103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Henry Sicignano III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,879,392
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,879,392
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,879,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.87% (1)
14	TYPE OF REPORTING PERSON* IN

(1) The percentage calculation is based on 58,664,624 shares of common stock of 22nd Century Group, Inc. outstanding and includes 2,327,603 shares of common stock, 909,442 shares of common stock issuable upon exercise of warrants and 100,000 shares of common stock issuable upon the exercise of stock options. 150,000 of the shares issued to Mr. Sicignano under the Company’s Employee Incentive Plan (EIP) are time-based awards subject to vesting on April 1, 2015. 100,000 of the shares are performance based shares of restricted stock issued as equity incentive awards under the Company’s EIP, which are subject to forfeiture unless certain performance milestones are achieved. Also includes 2,542,347 shares of common stock held by Henry Sicignano III Group, LLC. Mr. Sicignano is Managing Member of Henry Sicignano III Group, LLC and, accordingly, exercises voting and investment power with respect to the shares held by Henry Sicignano III Group, LLC.

CUSIP No. 90137F103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Henry Sicignano III Group, LLC IRS ID No.: 27-2345325
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,542,347
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,542,347
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,542,347
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (1)
14	TYPE OF REPORTING PERSON* OO
The percentage calculation is based on 58,664,614 shares of common stock of 22nd Century Group, Inc. outstanding.

CUSIP No. 90137F103

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock (the “Common Stock”) of the following corporation (the “Issuer’):

22nd Century Group, Inc.
9350 Main Street
Clarence, New York 14031

Item 2. Identity and Background

(a) This Statement on Schedule 13D (this “Statement”) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) Henry Sicignano III Group, LLC, a New York limited liability company (“HS III Group”); and (ii) Mr. Sicignano, by virtue of Mr. Sicignano being the Manager of HS III Group. HS III Group and Mr. Sicignano are sometimes collectively referred to herein as the “Reporting Persons.” Incorporated herein by reference is an agreement between HS III Group and Mr. Sicignano that provides that this Statement is filed on behalf of each of them.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signatures to this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

(b) Business address for each of the Reporting Persons:

9350 Main Street

Clarence, New York 14031

(c) Mr. Sicignano currently serves as President and Secretary of the Issuer. Mr. Sicignano is also a Director of the Issuer. In addition, Mr. Sicignano is the Manager of HS III Group.

(d) Neither Mr. Sicignano nor HS III Group has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Mr. Sicignano nor HS III Group has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Sicignano is a citizen of the United States. HS III Group is a limited liability company organized under the laws of the State of New York.

Item 3. Source and Amount of Funds or Other Consideration

Certain of the shares reported herein were acquired in connection with an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) between 22nd Century Limited, LLC, a privately-held Delaware limited liability company (“22nd Century Limited”), and 22nd Century Acquisition Subsidiary, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Issuer (“Acquisition Sub”). On January 25, 2011, the Company consummated the merger transaction contemplated under the Merger Agreement (the “Merger”), pursuant to which Acquisition Sub was merged with and into 22nd Century Limited, and 22nd Century Limited, as the surviving entity, became a wholly-owned subsidiary of the Issuer. The description of the Merger and the Merger Agreement are incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

CUSIP No. 90137F103

Subsequent to the Merger, Mr. Sicignano acquired the securities reported herein directly from the Issuer or on the open market using his personal funds. In addition, certain of the securities were acquired pursuant to the Company’s Equity Incentive Plan.

Item 4. Purpose of Transaction

The securities described herein were acquired for personal investment purposes or pursuant to the Company’s Equity Incentive Plan. In addition, as a condition to the consummation of the Merger, the Issuer and Mr. Sicignano entered into an employment agreement dated January 25, 2011, pursuant to which Mr. Sicignano serves as the President and Secretary of the Issuer.

The Company may from time to time raise funds through the issuance of debt or equity securities.

Mr. Sicignano established a 10b5-1 trading plan that provides for up to 25,000 shares of common stock to be sold at prices in excess of $8.00 per share; 25,000 shares of common stock to be sold at prices in excess of $9.00 per share; 50,000 shares of common stock to be sold at prices in excess of $10.00 per share; and 50,000 shares of common stock to be sold at prices in excess of $12.00 per share.

Other than as stated above, the Reporting Persons currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5. Interest in Common Stock of the Issuer

(a)                As of April 3, 2014, the Company had 58,664,624 shares of common stock issued and outstanding.  As of such date, Mr. Sicignano beneficially owned 5,879,392 shares of the Company's Common Stock, representing 9.87% of the Company’s common stock, which includes 2,327,603 shares of common stock, 909,442 shares of common stock issuable upon exercise of warrants and 100,000 shares of common stock issuable upon the exercise of stock options. 150,000 of the shares were issued to Mr. Sicignano under the Company’s Employee Incentive Plan (EIP) are time-based awards subject to vesting on April 1, 2015. 100,000 shares are performance based shares of restricted stock issued as equity incentive awards under the Company’s EIP, which are subject to forfeiture unless certain performance milestones are achieved. Amount also includes 2,542,347 shares of common stock held by Henry Sicignano III Group, LLC. Mr. Sicignano is Managing Member of Henry Sicignano III Group, LLC and, accordingly, exercises voting and investment power with respect to the shares held by Henry Sicignano III Group, LLC.

(b)               Based on the number of shares outstanding as of April 3, 2014, HS III Group owns 2,542,347 shares representing 4.3% of the outstanding shares of the Issuer. Mr. Sicignano, as manager of HS III Group, has sole voting and dispositive power over these shares. Mr. Sicignano has sole voting and dispositive power over the shares he beneficially owns.

(c)                On March 31, 2014 HS III Group distributed all of the warrants to purchase common stock owned pro rate to the members of the company without consideration in accordance with their respective membership interests.

(d)               Any dividends on the shares beneficially owned by Mr. Sicignano will be paid to Mr. Sicignano or to HS III Group. No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock.

(e)                Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Common Stock of the Issuer

On January 25, 2011, Mr. Sicignano and the Issuer entered into an Employment Agreement, pursuant to which Mr. Sicignano provides services to the Issuer as its President and Secretary. The Employment Agreement is incorporated by reference to Exhibit 10.16 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 1, 2011. Mr. Sicignano is also a director of the Company.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

1. Agreement and Plan of Merger and Reorganization, dated January 25, 2011, by and among the Company, 22nd Century Limited and Acquisition Sub. This agreement is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 2, 2011.

2. Employment Agreement dated January 25, 2011, by and between the Issuer and Henry Sicignano III. This agreement is incorporated by reference to Exhibit 10.16 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 2, 2011.

3. Form of Warrant, dated January 25, 2011, issued upon consummation of the Merger to members of 22nd Century Limited that were members prior to the consummation of the Private Placement Offering. This agreement is incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 2, 2011.

4. Form of Warrant dated January 25, 2011, issued upon consummation of the Merger to investors in the Private Placement Offering. This agreement is incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 2, 2011.

5. Agreement of Joint Filing dated February 4, 2011, between HS III Group and Henry Sicignano III. This agreement is incorporated by reference to Exhibit 5 to the Reporting Persons Statement on Schedule 13D filed February 7, 2011.

6. Form of Warrant to Securities Purchase Agreement dated May 15, 2012. Incorporated by reference from Exhibit 4.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on May 18, 2012.

7. Form of Warrant to Securities Purchase Agreement dated November 9, 2012. Incorporated by reference from Exhibit 4.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on November 13, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2014

/s/ Henry Sicignano III

Henry Sicignano III

Henry Sicignano III Group, LLC

By: /s/ Henry Sicignano III

      Henry Sicignano III, Manager